T3/11

BB 3/3

UNI
SECURITIES AND N
Washi

03001485

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 1989
Estimated hours average burden	
Hours per response	12.00

SEC FILE NUMBER
8- 11455

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 2 5 2003
WASH SECTION
207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 AND ENDING 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORBERT ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 DORSET ROAD
(No. and Street)

SCARSDALE, (City) NY (State) 10583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORMAN SHEFF 914-723-1764
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

GEORGE R. HOLLIS, CPA
(Name – if individual, state last, first, middle name)

86 NORTH COURT (Address) ROSLYN HEIGHTS (City) NY (State) 11577 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 2 2003

OATH OR AFFIRMATION

I, Norman Sheff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norbert Associates, Inc., as of February 13, ~~19~~2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norman Sheff
Signature

Pres.
Title

Karen Byrnes
Notary Public

KAREN BYRNES
NOTARY PUBLIC, State of New York
No. 01BY6011138
Qualified in Westchester County
Term Expires August 3, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NORBERT ASSOCIATES, INC.
FINANCIAL REPORT
FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

GEORGE R. HOLLIS, CPA

GEORGE HOLLIS, CPA
86 NORTH COURT
ROSLYN HEIGHTS, NEW YORK 11577
Tel (516) 621-0918 Fax (516) 338-8862

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Norbert Associates, Inc.

I have audited the accompanying balance sheets and related schedules of Norbert Associates, Inc. as of December 31, 2002 and 2001, and the related statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norbert Associates, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

George R. Hollis, CPA
Roslyn Heights, New York
January 30, 2003

NORBERT ASSOCIATES, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash in Bank	$ 9,352	$ 4,193
Loans Receivables - Officers	23,617	26,580
Investment – NASD	6,000	6,000
Securities owned (at market value)	20,701	38,815
TOTAL CURRENT ASSETS	$ 59,670	$ 75,588

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES:		
Margin	$ -	$ 3,301
Taxes Payable	3,269	3,269
TOTAL CURRENT LIABILITIES	3,269	6,570
STOCKHOLDERS' EQUITY:		
Preferred Stock	19,500	19,500
Common Stock	60,000	60,000
Paid in Capital in Excess of Par	22,400	22,400
Retained Earnings (Deficit)	(45,499)	(32,882)
TOTAL STOCKHOLDERS' EQUITY	56,401	69,018
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 59,670	$ 75,588

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$ 27,269	$ 29,260
Net Dealer Inventory & Investments Gains (Losses)	(10,813)	(7,996)
Interest & Dividend Income	200	210
Other - Note 4	97,350	85,100
TOTAL REVENUES	$ 114,006	$ 106,574
EXPENSES:		
Registered Representatives Compensations	$ 72,530	$ 50,815
Clerical Salaries	31,720	31,720
Other Expenses	22,373	26,908
TOTAL EXPENSES	126,623	109,443
NET INCOME (LOSS) FOR THE YEAR	$ (12,617)	$ (2,869)

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
RETAINED (DEFICIT) EARNING - BEGINNING	$ (32,882)	$ (30,013)
Net Profit or (Loss)	(12,617)	(2,869)
RETAINED (DEFICIT) - ENDING	$ (45,499)	$ (32,882)

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Profit or (Loss)	$ (12,617)	$ (2,869)
NON CASH EXPENSES INCLUDED IN NET INCOME		
DECREASE IN:		
Securities Owned & NASD	(18,114)	(2,384)
Taxes Payable	0	1
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	5,497	(486)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Loans to Officers	2,963	(3,409)
Margin Account	(3,301)	7,086
NET INCREASE (DECREASE) IN CASH	5,159	(4,163)
CASH AT BEGINNING OF YEAR	4,193	8,356
CASH AT END OF YEAR	$ 9,352	$ 4,193

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. **BUSINESS ACTIVITY**
Norbert Associates, Inc. retaining license for stock brokerage but is no longer active with the public.

2. **PROPERTY AND EQUIPMENT**
Repairs and maintenance are expenses as incurred.

3. **REVENUE AND EXPENSES**
Revenue and Expenses are recognized under the accrual method of accounting.

4. **RELATED PARTIES**
Other income is insurance commissions from two related parties:

    1. Patriot Planning Corp.
    2. New York Boros Management Group, Inc.

The loans receivable from officers at December 31, 2002 and December 31, 2001 are from stockholder, Norman Sheff.

NORBERT ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	BALANCE AS OF JANUARY 1, 2002	NET PROFIT FOR THE YEAR 2002	BALANCE AS OF DECEMBER 31, 2002
STOCKHOLDERS' EQUITY:			
Preferred Stock	$ 19,500	$ -	$ 19,500
Common Stock	60,000	-	60,000
Paid in Capital in Excess of Par	22,400	-	22,400
Retained Earnings	(32,882)	(12,617)	(45,499)
TOTAL STOCKHOLDERS' EQUITY	$ 69,018	$ (12,617)	$ 56,401

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS BY GENERAL CREDITORS

JANUARY 1, 2002 TO DECEMBER 31, 2002

-N O N E-

See accompanying notes and auditor's report

NORBERT ASSOCIATES, INC.
SCHEDULE OF NET CAPITAL COMPUTATION
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

TOTAL ASSETS		$ 59,670
Less: Liabilities		3,269
Total		56,401
Less: Non-qualified		29,617
NET ASSETS		26,784
HAIRCUT ON SECURITIES		
Stocks 20,701 @ 30%	$ 6,210	
Additional on Securities	-0-	
Customer Debits (0)	-0-	
TOTAL		6,210
NET CAPITAL		20,574
AGGREGATE LIABILITIES		$ 0
Ratio of Aggregate Liabilities to Net Capital		.159

See accompanying notes and auditor's report

NORBERT ASSOCIATES INC.
SCHEDULE OF COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENT
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

Customer Credits	=	$	0	@	105%	=	$ -0-
Customer Debits	=	$	0	@	98%	=	(-0-)
							-0-
Customer Fail to Deliver							-0-
Customer Fail to Receive =			-0-	@	105%	=	-0-
							-0-
Total Reserve Requirement							-0-
Amount held on deposit in reserve bank account frequency of computation-monthly							$ -0-

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.

A RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER EXHIBIT "A" OF:

RULE 15c3-3

DECEMBER 31, 2002
NO DIFFERENCE

NORBERT ASSOCIATES, INC.

<u>A RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION</u>

DECEMBER 31, 2002
NO DIFFERENCE

See accompanying notes and auditor's report.

NORBERT ASSOCIATES, INC.

<u>**REPORT DESCRIBING ANY MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE DATE OF THE PREVIOUS AUDIT**</u>

<u>**DECEMBER 31, 2002**</u>

-N O N E-